UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or	(I.R.S. Employer
organization if not a U.S. national bank)	Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal	(Zip Code)
executive offices)

Deutsche Bank Trust Company Americas

Attention: Catherine Wang

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250 – 7544

(Name, address and telephone number of agent for service)

______________________________________________________

American Honda Receivables LLC

(Exact name of obligor as specified in its charter)

Delaware	47-6948864
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

20800 Madrona Ave
Torrance, California	90503
(Address of principal executive offices)	(Zip code)

_____________________________

Honda Auto Receivables 2015-2 Owner Trust
(Title of the Indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee.

(a) Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

N/A.

Item 3. -15. Not Applicable

Item 16. List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 16, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 3, 1999, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002, incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 2 -	Certificate of Authority to commence business, incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on July 24, 2014, incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act, incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 7 -	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 8th day of May, 2015.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: /s/ Mark DiGiacomo

Name: Mark DiGiacomo

Title: Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS		FFIEC 031
Legal Title of Bank		Page 16 of 79
RC-1
NEW YORK
City

NY	10005
State	Zip Code

FDIC Certificate Number: 00623

Consolidated Report of Condition for Insured Banks
and Savings Associations for September 30, 2014

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

		Dollar Amounts in Thousands		RCFD	Tril | Bil | Mil | Thou
Assets

1.	Cash and balances due from depository institutions (from Schedule RC-A):
	a. Noninterest-bearing balances and currency and coin (1)			0081	148,000	1.a
	b. Interest-bearing balances (2)			0071	25,772,000	1.b

2.	Securities:
	a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
	b. Available-for-sale securities (from Schedule RC-B, column D)			1773	0	2.b

3.	Federal funds sold and securities purchased under agreements to resell:			RCON
	a. Federal funds sold in domestic offices			B987	110,000	3.a
				RCFD
	b. Securities purchased under agreements to resell (3)			B989	12,653,000	3.b

4.	Loans and lease financing receivables (from Schedule RC-C):
	a. Loans and leases held for sale			5369	0	4.a
	b. Loans and leases, net of unearned income	B528	15,928,000			4.b
	c. LESS: Allowance for loan and lease losses	3123	30,000			4.c
	d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	15,898,000	4.d

5.	Trading assets (from Schedule RC-D)			3545	80,000	5

6.	Premises and fixed assets (including capitalized leases)			2145	18,000	6

7.	Other real estate owned (from Schedule RC-M)			2150	2,000	7

8.	Investments in unconsolidated subsidiaries and associated companies			2130	0	8

9.	Direct and indirect investments in real estate ventures			3656	0	9

10.	Intangible assets:
	a. Goodwill			3163	0	10.a
	b. Other intangible assets (from Schedule RC-M)			0426	37,000	10.b

11.	Other assets (from Schedule RC-F)			2160	607,000	11

12.	Total assets (sum of items 1 through 11)			2170	55,325,000	12

(1)	Includes cash items in process of collection and unposted debits.

(2)	Includes time certificates of deposit not held for trading.

(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS	FFIEC 031
Legal Title of Bank	Page 16a of 79
FDIC Certificate Number: 00623	RC-1a

Schedule RC—Continued

		Dollar Amounts in Thousands		RCON	Tril | Bil | Mil | Thou
Liabilities

13.	Deposits:
	a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			2200	42,822,000	13.a
	(1) Noninterest-bearing (4)	6631	26,234,000			13.a.1
	(2) Interest-bearing	6636	16,588,000			13.a.2

	b. In foreign offices, Edge and Agreement subsidiaries, and IBFs			RCFN
	(from Schedule RC-E, part II)			2200	1,000	13.b
	(1) Noninterest-bearing	6631	1,000			13.b.1
	(2) Interest-bearing	6636	0			13.b.2

14.	Federal funds purchased and securities sold under agreements to repurchase:			RCON
	a. Federal funds purchased in domestic offices (5)			B993	2,091,000	14.a
				RCFD
	b. Securities sold under agreements to repurchase (6)			B995	0	14.b

15.	Trading liabilities (from Schedule RC-D)			3548	22,000	15

16.	Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	59,000	16

17.	and 18. Not applicable

(4)	Includes noninterest-bearing demand, time, and savings deposits.

(5)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”

(6)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS	FFIEC 031
Legal Title of Bank	Page 17 of 79
FDIC Certificate Number: 00623	RC-2

		Dollar Amounts in Thousands	RCFD	Tril | Bil | Mil | Thou
Liabilities—Continued

19.	Subordinated notes and debentures (1)		3200	0	19

20.	Other liabilities (from Schedule RC-G)		2930	1,628,000	20

21.	Total liabilities (sum of items 13 through 20)		2948	46,623,000	21

22.	Not applicable

Equity Capital
Bank Equity Captal

23.	Perpetual preferred stock and related surplus		3838	0	23

24.	Common stock		3230	2,127,000	24

25.	Surplus (excludes all surplus related to preferred stock)		3839	596,000	25

26.	a. Retained earnings		3632	5,896,000	26.a
	b. Accumulated other comprehensive income (2)		B530	-31,000	26.b
	c. Other equity capital components (3)		A130	0	26.c

27.	a. Total bank equity capital (sum of items 23 through 26.c)		3210	8,588,000	27.a
	b. Noncontrolling (minority) interests in consolidated subsidiaries		3000	114,000	27.b

28.	Total equity capital (sum of items 27.a and 27.b)		G105	8,702,000	28

29.	Total liabilities and equity capital (sum of items 21 and 28)		3300	55,325,000	29

Memoranda

To be reported with the March Report of Condition.

1.	Indicate in the box at the right the number of the statement below that best describes the most comprehensive level	RCFD	Number
	of auditing work performed for the bank by independent external auditors as of any date during 2013	6724	N/A	M.1

1	= Independent audit of the bank conducted in accordance with generally	4	= Directors' examination of the bank conducted in accordance with
	accepted auditing standards by a certified public accounting firm		generally accepted auditing standards by a certified public
	which submits a report on the bank		accounting firm (may be required by state chartering authority)
2	= Independent audit of the bank's parent holding company conducted in	5	= Directors' examination of the bank performed by other external
	accordance with generally accepted auditing standards by a certified		auditors (may be required by state chartering authority)
	public accounting firm which submits a report on the consolidated	6	= Review of the bank's financial statements by external auditors
	holding company (but not on the bank separately)	7	= Compilation of the bank's financial statements by external auditors
3	= Attestation on bank management's assertion on the effectiveness of the bank's	8	= Other audit procedures (excluding tax preparation work)
	internal control over financial reporting by a certified public accounting firm.	9	= No external audit work

To be reported with the March Report of Condition.		RCON	MM / DD
2.	Bank's fiscal year-end date	8678	N/A	M.2

(1)	Includes limited-life preferred stock and related surplus.

(2)	Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other post retirement plan adjustments.

(3)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.